VIA EDGAR

July 31, 2025

Michael Rosenberg

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	ProShares Trust (the “Trust”) Post-Effective Amendments to the Registration Statement on Form N-
1A (File Nos. 333-89822, 811-21114)

Dear Mr. Rosenberg,

On June 6, 2025, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 354 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 363 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement (collectively, the “Initial Amendment”). The Initial Amendment was filed to add a new series, ProShares Ultra CRCL (formerly, ProShares Ultra CRCL ETF) (the “Fund”).

We received comments from you relating to the Initial Amendment on July 18, 2025. For your convenience and reference, we have summarized the comments in this letter and provided the Trust’s response below each such comment. The Trust will file a Post-Effective Amendment to the registration statement pursuant to Rule 485 under the 1933 Act (the “Subsequent Amendment”). The Subsequent Amendment is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Initial Amendment as described in this letter and to make other minor and conforming changes. Capitalized terms not otherwise defined herein will have the same meaning as the Initial Amendment.

Prospectus:

Important Information About the Fund

1.Comment: Please disclose that the Fund is not intended to be used by, and is not appropriate for, investors who do not intend to actively monitor and manage their portfolios. The Fund is very different from most mutual funds and exchange-traded funds. Investors should note that the Fund is riskier than alternatives that do not use leverage because the Fund magnifies the performance (or underperformance) of the underlying security.

Response: With respect to disclosure that “the Fund is not intended to be used by, and is not appropriate for, investors who do not intend to actively monitor and manage their portfolios,” the Trust respectfully declines to include this disclosure in the “Important Information About the Fund” section.

The Fund is not “intended” for a specific investor or a specific holding period; nor is it only appropriate when accompanied by a specific and mandated monitoring regime. The Fund is intended to provide investors with leveraged or inverse leveraged exposure to a single security.

The Trust notes that the Fund’s Prospectus encourages investors to monitor their investments in a manner that is consistent with their risk tolerance and investment goals. For example, the principal risk entitled “Holding Period Risk” states in bold:

[Y]ou should consider monitoring your investments in the Fund in light of your individual investment goals and risk tolerance.

The Trust believes these statements adequately and appropriately urge investors to monitor and manage their portfolios in a manner that is consistent with their investment goals and risk tolerance without prescribing a mandated method or approach.

With respect to disclosure that “[t]he Fund is very different from most mutual funds and exchange- traded funds,” the Trust respectfully declines to add this disclosure to the “Important Information About the Fund” section, but notes that substantially similar disclosure is contained in the “Investment Objectives, Principal Investment Strategies and Related Risks” section of the Prospectus. Specifically, this states:

Investment in the Fund involves risks that are different from and additional to the risks of investments in other types of funds.

With respect to the disclosure that “[i]nvestors should note that the Fund is riskier than alternatives that do not use leverage because the Fund magnifies the performance (or underperformance) of the underlying security,” the Trust respectfully declines to add this disclosure to the “Important Information About the Fund” section, but notes that substantially similar disclosure is included in the section entitled “Principal Risks — Leverage Risk”, which states:

The Fund uses leverage and will lose more money when the value of CRCL falls than a similar fund that does not use leverage. The use of such leverage increases the risk of a total loss of your investment. If CRCL approaches a 50% loss at any point in the day, you could lose your entire investment. As a result, an investment in the Fund may not be suitable for all investors. The use of leverage increases the volatility of your returns. The cost of obtaining this leverage will lower your returns.

The Trust believes these summary risk disclosures explain the risks to investors using clear, concise and understandable language as requested by the Staff in the ADI 2019-08 and as required by Rule 421.

2.Comment: Please state that the Fund is not suitable for all investors and that the Fund is designed to be utilized only by sophisticated investors, such as traders and active investors employing dynamic strategies.

Response: The Trust respectfully declines to include the disclosure that “the Fund is not suitable for all investors” in the “Important Information About the Fund” section. The Trust believes that the statement is overly technical in nature, is true of every investment company, and may not be readily understood by investors. Whether an investment is suitable is a determination a broker-dealer is required to make in connection with recommending a security to a retail customer pursuant to FINRA Rule 2111. This legal requirement may not be readily understood by investors.

Moreover, the suitability requirement applies only to broker-dealers making recommendations to retail customers. The Trust is not making a recommendation to investors but rather offering a public security. Nor is the Trust required or able to make suitability determinations. There is no requirement under Form N-1A that registrants disclose that a fund “is not suitable for all investors,” and the Trust notes that such disclosure is applicable to every investment company but is not found in the registration statements for the vast majority of other registered investment companies. As a result, the Trust is concerned that the inclusion of such a broad statement may be potentially misconstrued as a limit on investor choice or as being a feature unique to the Trust.

Considering the robust disclosures in the registration statement that outline the risks associated with an investment in the Fund, the Trust believes additional disclosure regarding suitability would not be beneficial to investors and could potentially cause confusion. Therefore, the Trust prefers to exclude such a statement. However, in response to previous comments, the Trust previously added disclosure under the Fund’s “Principal Risks – Leverage Risk,” excerpted in the response to Comment 1 above, indicating that “an investment in the Fund may not be suitable for all investors.” The Trust confirms that this disclosure is included in the Amendment.

With respect to the disclosure “that the Fund is designed to be utilized only by sophisticated investors, such as traders and active investors employing dynamic strategies” the Trust respectfully declines to add this disclosure.

The Fund is not “designed” for a specific type of investor or to be used as part of any specific type of trading strategy. It is intended to provide investors with leveraged exposure to a single security. As previously discussed with the Staff, including such disclosure may contribute to potential misinformation about and misunderstanding of leveraged products.

3.Comment: Please state that investors in the Fund should: (i) understand the risks associated with the use of leverage; (ii) understand the consequences of seeking daily long leveraged investment results; and (iii) intend to actively monitor and manage their investments.

Response: With respect to disclosure that the “investors in the Fund should…understand the risks associated with the use of leverage...”, the Trust respectfully declines to include the requested disclosures in the “Important Information About the Fund” section. The Trust believes the “Principal Risks – Leverage Risk” section excerpted in the response to Comment 1 clearly and concisely explains the risks associated with leverage.

With respect to the disclosure that “[i]nvestors in the Fund should…understand the consequences of seeking daily long leveraged investment results...”, the Trust respectfully declines to include this disclosure in the “Important Information About the Fund” section. The Trust believes that more concise and direct language (i.e., “it’s important that you understand”) provided in the “Principal Risks – Holding Period Risk,” when paired with an explanation of the impact of long-term investing, better conveys to investors the risks of investing in the Fund and the importance of understanding the consequences of long-term investing.

With respect to the disclosure that “[i]nvestors in the Fund should…intend to actively monitor and manage their investments,” the Trust respectfully declines to include this disclosure in the “Important Information About the Fund” section for the reasons noted in the response to Comment 1.

4.Comment: Disclose that investors who do not understand the Fund, or do not intend to actively manage their funds and monitor their investments, should not buy shares of the Fund.

Response: The Trust respectfully declines to include the requested disclosures in the “Important Information About the Fund” section for the reasons provided in the response to Comment 1.

5.Comment: Please state that there is no assurance that the Fund will achieve its investment objective, and an investment in the Fund could lose money. The Fund is not a complete investment program.

Response: With respect to disclosure that “there is no assurance that the Fund will achieve its investment objective, and an investment in the Fund could lose money”, the Trust respectfully declines to include the requested disclosures in the “Important Information About the Fund,” section as substantially similar disclosure appears in the “Principal Risks” section included in the summary section of the Prospectus, which states in bold:

You could lose money by investing in the Fund.

In addition, the Trust notes that multiple risks explain circumstances under which the Fund may be unable to obtain its investment objective, including, for example, Correlation Risk, Derivatives Risk, Counterparty Risk, and Intraday Price Performance Risk.

With respect to disclosure that “[t]he Fund is not a complete investment program,” the Trust respectfully declines to add this disclosure to the “Important Information About the Fund” section. The Trust believes that the statement is true of every investment company and may not be readily understood by investors. There is no requirement under Form N-1A that registrants disclose that their funds are not a “complete investment program” and the Trust notes that such disclosure is applicable to every investment company, but is not found in the registration statements for the vast majority of other registered investment companies. As a result, the Trust is concerned that the inclusion of such a broad statement may be potentially misconstrued as a limit on investor choice or as being a feature unique to the Trust.

Principal Risks

6.Comment: Please include a principal risk section specific to the risks associated with swaps.

Response: The Trust confirms that the “Principal Risks – Derivatives Risk” and “Principal Risks – Counterparty Risk” disclosures in the summary section of the Prospectus describe the risks associated with swaps, as follows:

Derivatives Risk — Investing in derivatives to obtain leveraged exposure may be considered aggressive and may expose the Fund to greater risks including counterparty risk and correlation risk. The Fund may lose money if its derivatives do not perform as expected and may even lose money if they do perform as expected. Any costs associated with using derivatives will reduce the Fund’s return.

Counterparty Risk — The Fund may lose money if a counterparty does not meet its contractual obligations. With respect to swap agreements, the terms of a swap agreement between the Fund and its counterparty may permit the counterparty to immediately close out the transaction with the Fund, including intraday (for example, if CRCL has a dramatic intraday move that causes a material decline in the Fund’s net assets). If an agreement is terminated, the Fund may be unable to enter into another swap agreement or invest in other derivatives to achieve the desired exposure consistent with the Fund’s investment objective.

7.Comment: Under “Counterparty Risk” please disclose the risk that there may be a single or small number of counterparties, if applicable.

Response: The Trust respectfully declines to add the requested disclosure “that there may be a single or small number of counterparties,” as substantially similar disclosure is already contained within “Principal Risks – Non-Diversification Risk” which states:

Non-Diversification Risk — The Fund has the ability to invest its assets in the securities of a single issuer and in financial instruments with a single counterparty or a few counterparties. This may increase the Fund’s volatility and increase the risk that the Fund’s performance will decline based on the performance of a single issuer or the credit of a single counterparty.

Statement of Additional Information

8.Comment: Please revise the discussion of concentration as the Fund does not track an index.

Response: The Trust has revised the referenced disclosures as requested.

* * * * *

We hope that these responses adequately address your comments. If you or any other Commission staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Kristen Freeman

ProShare Advisors LLC

Senior Director, Counsel